April 9, 2008

FILED VIA EDGAR

Mr. Michael Moran

Branch Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

RE:    Responses to the SEC Review Comment Letter dated March 27, 2008

NSTAR
File No. 1-14768
Form 10-K for the year ended December 31, 2007
Filed on February 11, 2008

NSTAR Electric Company
File No. 1-02301
Form 10-K for the year ended December 31, 2007
Filed on February 15, 2008

Dear Mr. Moran:

The following are our responses to the Commission's Review Comment Letter referenced above in connection with the NSTAR and NSTAR Electric Company 2007 Annual Reports on Form 10-K.  In order to facilitate your review, we have included each of your comments followed by our respective responses.

NSTAR and NSTAR Electric Company acknowledge that (i) the staff's comments and any changes to the NSTAR and NSTAR Electric Company SEC filings in response to the staff comments do not foreclose the Commission from taking any actions with respect to such filings, (ii) NSTAR and NSTAR Electric Company are responsible for the adequacy and accuracy of the disclosure in their respective filings, and (iii) NSTAR and NSTAR Electric Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NSTAR Form 10-K for the Year Ended December 31, 2007

The ability of NSTAR to maintain future cash dividends at the level currently paid to shareholders is dependent upon the ability of its subsidiaries to pay dividends to NSTAR, page 14

Comment 1:

We read your statement, “as the holding company’s sources of cash are limited to dividends from its subsidiaries and external borrowings, the ability to maintain future cash dividends at the level currently paid to shareholders will be dependent upon earnings of NSTAR’s subsidiaries.”  Please quantify for us, if applicable, the amount of restricted net assets of consolidated and equity method investees.  Please refer to Rule 4-08(e) of Regulation S-X.

Response 1:

As disclosed in the Notes to Consolidated Financial Statements (Note J) on page 84 of NSTAR’s Form 10-K for the fiscal year ended December 31, 2007, NSTAR Electric Company (“NSTAR Electric”) has a revolving credit agreement that requires NSTAR Electric to maintain a consolidated maximum total debt to capitalization ratio of not greater than 65% at all times.  Also, as disclosed in Note J, as of December 31, 2007, NSTAR Electric could declare and pay dividends of approximately $1 billion of its total common equity (approximately $1.8 billion) to NSTAR and remain in compliance with this ratio.   Although not explicitly disclosed, we feel it was implicit to the reader that approximately $0.8 billion of NSTAR Electric’s total common equity could not be distributed to NSTAR in the form of dividends as a result of this credit agreement covenant.

NSTAR Electric is the only NSTAR subsidiary with restricted net assets or restrictions on the payment of dividends.

In future filings, NSTAR will supplement its disclosures to explicitly state the amount of restricted net assets of consolidated and equity method investees.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53

Comment 2:

You indicate that you have no market risk associated with your commodity contracts. We understand that you may not have earnings risk as a regulated utility, but we assume the Company still has cash flow risk with regard to such contracts. Prospectively, please enhance your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K.

Response 2:

NSTAR has minimal cash flow risk due to the short-term nature of its commodity purchase contracts and the rate-making mechanics that permit recovery of these costs in a timely manner.  NSTAR Electric’s commodity purchase contracts range in term from three to twelve months.  NSTAR Electric has the ability to seek cost recovery and adjust its rates as frequently as every three months for its large commercial and industrial customers and every six months for its remaining customers. NSTAR Gas has the ability to seek cost recovery as required if gas supply costs exceed 5% of the current projected cost recovery level.  Both NSTAR Electric and NSTAR Gas earn a carrying charge on under-collected commodity balances that would mitigate any incremental short-term borrowing costs.

NSTAR believes it is remote that it would be exposed to a liquidity risk resulting from significant market price increases based on the recovery mechanisms currently in place.

In future filings, NSTAR will supplement its disclosures to include the aforementioned information to address its cash flow risk, in accordance with the requirements of Item 305 of Regulation S-K.

Note A. Business Organization and Summary of Significant Accounting Policies, page 59 16. Purchases and Sales Transactions with ISO-NE, page 63

Comment 3:

We noted that during 2007 and 2006, as part of your normal business operations, NSTAR Electric transacted with ISO-NE to sell energy entitlements from all of its remaining long-term energy supply resources.  NSTAR Electric records the net effect of transactions with the ISO-NE as an adjustment to purchased power and transmission expense. Please provide to us your analysis supporting the accounting for such transactions and prospectively disclose the impact on purchased power and transmission expense.

Response 3:

The 1997 Electric Utility Restructuring Act passed by the Massachusetts Legislature required proceeds derived from the offloading of long-term purchase power contracts to be netted against supply costs incurred to arrive at the appropriate amount of revenue to be collected from customers for purchased power costs.  During 2004 and 2005, NSTAR Electric successfully completed several buy-out and restructuring agreements for substantially all of its long-term purchase power contracts. The remaining long-term power contracts represent an insignificant level of energy supply.  As mandated by the Massachusetts Department of Public Utilities (DPU), NSTAR Electric is prohibited from executing long-term energy supply agreements without prior approval from the DPU.

In considering whether to present the effect of these sale transactions for the remaining long-term supply resources on a net or gross basis, we considered the guidance in EITF 99-19 which references SAB 101 in the interpretive response to question 10 of Topic 13-A.  In addition, NSTAR Electric considered the economic substance of these transactions.  NSTAR Electric does not share in the risk and/or reward of these contracts and believes that including these sales in revenues would mislead the reader and artificially inflate its total operating revenues.   Furthermore, these transactions have no earnings impact and NSTAR is not engaged in energy market sales or energy trading activities.

All of these factors lead us to record the effect of these transactions with ISO-NE as a reduction to the “purchased power and transmission” expense caption.

In future filings, we will disclose the offsetting impact of these transactions recorded to “purchased power and transmission” expense on NSTAR’s Consolidated Statements of Income.

Note E. Derivative Instruments, page 67

Comment 4:

You indicate that the majority of NSTAR’s gas supply contracts do not qualify for the normal purchases and sales exception; however, these contracts contain market based pricing mechanisms, and therefore, no adjustments are required.  With the recent volatility in the commodities markets it would be beneficial to the reader if you elaborated on your open contracts.  Explain to us the contracts entered into, the objectives for such contracts, and the Company’s risk management policy with regard to such contracts.  Lastly, disclose the amounts which have been recorded in your income statement.  Please update your disclosure prospectively.  See paragraph 44 of SFAS no. 133.

Response 4:

NSTAR has one all-requirements portfolio asset management contract for all of its gas supply load requirements.  The objective of this contract is a reliable gas supply at a cost that reflects the current market at the time of purchase.  In accordance with NSTAR’s risk management policy and program, NSTAR reduces its potential cash flow variability by purchasing financial contracts based on NYMEX natural gas futures as described in our “Hedging Agreements” section of Note E.

All gas supply costs incurred related to this contract and the impacts of all gas hedging transactions are recorded on NSTAR’s Consolidated Statements of Income to “cost of gas sold” expense caption.

In future filings, NSTAR will disclose the aforementioned information.

Note N. Commitments and Contingencies, page 87 5. Environmental Matters, page 90

Comment 5:

We noted your disclosure that the DPU has approved recovery of costs associated with MGP sites over a seven-year period, without carrying costs.  As of December 31, 2007 and 2006, NSTAR recorded a liability of approximately $10.1 million and $3.2 million, respectively, as an estimate for site cleanup costs for several MGP sites for which NSTAR Gas was previously cited as a potentially responsible party.  Please explain how you estimate environmental liabilities, the dates the liabilities were recorded, and when the DPU approved the recovery of the MGP costs.  See SAB Topic no. 10F.

Response 5:

NSTAR commences an environmental assessment upon notification from federal, state or other agencies of a potential site requiring remedial action.  NSTAR’s environmental engineers complete this assessment of the potential site, and based on the results, the Company recognizes a liability for the estimated clean-up costs.  NSTAR continuously assesses identified former manufactured gas plant (MGP) sites and alleged MGP waste disposal locations to determine if, and to what extent, such sites have been contaminated and whether NSTAR may be required to undertake further remedial action. As estimates are modified, NSTAR adjusts its liability accordingly.

The rate recovery mechanism of NSTAR’s MGP costs was approved by a generic rate order issued in 1990 by the DPU to all Massachusetts retail gas distribution companies, including NSTAR Gas.  This rate order permits such companies to recover remediation costs from their customers over a seven-year period, without carrying charges.

Note H. Stock Based Compensation, page 78

Comment 6:

If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Response 6:

This disclosure is not applicable as NSTAR does not capitalize stock-based compensation costs.

NSTAR Electric Company Form 10-K for the Year Ended December 31, 2007

General

Comment 7:

Please address any comments noted above which may be applicable to NSTAR Electric Co.

Response 7:

If applicable, information presented in the responses herein has included NSTAR Electric.

Regulatory Proceedings – DPU, page 20 Basic Service Bad Debt Adder, page 21

Comment 8:

We note your disclosure stating, “however, on June 28, 2007, the DPU issued an order approving the implementation of a revised basic service rate but required NSTAR Electric to reduce distribution rates by the increase in its basic service bad debt charge-offs.  Such action would effectively eliminate the fully reconciling nature of the basic service bad debt adder.”  In this regard, we noted that implementation of this order would result in a $14 million charge of an established regulatory asset related to the basic service bad debt costs.  Please provide to us your regulatory and accounting assessment which supports the continued carrying value of the asset.

Response 8:

As background, in March 2005, the DPU issued a generic order directing all electric companies in Massachusetts to reduce their distribution rates and correspondingly increase basic service rates to reflect the collection of a fixed level of customer charge-offs ("bad debt") related to basic service revenue.   NSTAR Electric implemented this order effective July 1, 2005 by reducing its distribution rates and increasing its basic service rates.  This rate mechanism was not fully reconciling to actual basic service revenue charge-offs.  However, this order permitted electric distribution companies to establish a fully reconciling cost recovery rate mechanism upon filing of their next base rate case proceeding.

In accordance with the generic order, NSTAR Electric included, as a component of its proposed Rate Settlement Agreement, a mechanism that provided for recovery, on a fully reconciling basis, of actual bad debt costs associated with basic service.  On December 30, 2005, the DPU approved the Rate Settlement Agreement.

In February 2007, NSTAR Electric filed its 2006 basic service reconciliation with the DPU, which, among other things, proposed an adjustment related to the increase of its actual basic service bad debt charge-offs.   In June 2007, the DPU issued an order related to the February filing that directed NSTAR Electric to further reduce its distribution rates for the requested increase in future collections for basic service bad debt costs.  It was the DPU’s contention that the level of bad debt expense in distribution rates was not established in NSTAR Electric’s 2005 Rate Settlement Agreement, and therefore, the basic service bad debt mechanism must be kept completely revenue neutral (non-reconciling).   This action effectively eliminated the fully reconciling nature of recovering basic service charge-offs.

On July 18, 2007, NSTAR Electric filed a Motion for Reconsideration and/or Clarification of the order with the DPU.   On December 14, 2007, the DPU issued its order and granted NSTAR Electric’s request for reconsideration of the DPU’s order in the case.   By reopening the proceeding to allow further evidence to be presented, the DPU is in effect allowing the Company to fully state its case.   We believe that given the opportunity to demonstrate that distribution rates in fact do not include basic service bad debt costs, we will be successful.   Therefore, we believe it is probable that we will ultimately prevail in this matter.   This is further supported by a legal opinion from our external regulatory counsel that states that they have reviewed the matter, including all orders and motions, and believe that it is probable that NSTAR Electric will ultimately prevail in this matter.

In accordance with the guidance of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, NSTAR Electric determined that the related regulatory asset of $14 million as of December 31, 2007 is probable of future recovery, and as such, did not reduce the carrying value of this asset.   In addition, considering the guidance of SFAS No. 5, Accounting for Contingencies, NSTAR Electric assessed a potential negative outcome in this matter as reasonably possible and estimable, and as such, did not record a reserve but disclosed the specifics of the matter and the at risk dollar amount of $14 million as of December 31, 2007.

If you have any questions regarding these responses or require further information, please contact John Moreira, Director of Financial Reporting, at (781) 441-8887 or the undersigned at (781) 441-8801.

Sincerely,
/s/ ROBERT J. WEAFER, JR.
Robert J. Weafer, Jr.
Vice President, Controller
and Chief Accounting Officer